UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Calpine Corporation

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

131347304

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304	13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 70,871,937
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 70,871,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,871,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.53%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 428,668,995 shares of common stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on March 20, 2009.

CUSIP No. 131347304	13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 70,871,937
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 70,871,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,871,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.53%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 428,668,995 shares of common stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on March 20, 2009.

CUSIP No. 131347304	13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 70,871,937
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 70,871,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,871,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.53%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 428,668,995 shares of common stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on March 20, 2009.

CUSIP No. 131347304	13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 70,871,937
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 70,871,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,871,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.53%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 428,668,995 shares of common stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on March 20, 2009.

CUSIP No. 131347304	13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 70,871,937
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 70,871,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,871,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.53%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 428,668,995 shares of common stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on March 20, 2009.

CUSIP No. 131347304	13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 70,871,937
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 70,871,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,871,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.53%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 428,668,995 shares of common stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on March 20, 2009.

CUSIP No. 131347304	13D/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ASSET PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 70,871,937
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 70,871,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,871,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.53%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 428,668,995 shares of common stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on March 20, 2009.

CUSIP No. 131347304	13D/A	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 70,871,937
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 70,871,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,871,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.53%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 428,668,995 shares of common stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on March 20, 2009.

CUSIP No. 131347304	13D/A	Page 10 of 14 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 70,871,937
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 70,871,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,871,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.53%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 428,668,995 shares of common stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on March 20, 2009.

CUSIP No. 131347304	13D/A	Page 11 of 14 Pages

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on February 11, 2008 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.001 per share (the “Shares”) of Calpine Corporation, a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment Number 1 or 2. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended by adding the following at the end thereof:

As of March 25, 2009 the Reporting Persons may be deemed to beneficially own an aggregate of 70,871,937 Shares, as detailed in Item 5. The aggregate purchase price for such shares was $1,154,350,409.01 (exclusive of brokerage commissions and fees), which amount has come from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Filing are hereby amended by adding the following at the end thereof:

(a) As of March 25, 2009, LSP Cal I is the record owner of 41,209,416 Shares, representing approximately 9.61% of the outstanding Shares. Luminus Energy Fund is the record owner of 8,818,392 Shares, representing approximately 2.06% of the outstanding Shares. Farrington is the record owner of 116,350 Shares, representing approximately 0.03% of the outstanding Shares. LSP Cal II is the record owner of 18,677,083 Shares, representing approximately 4.36% of the outstanding Shares. Luminus Asset Partners is the record owner of 2,050,696 Shares, representing approximately 0.48% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned *
Farrington Capital, LP	0	70,871,937	70,871,937	16.53%
LSP Cal Holdings I, LLC	0	70,871,937	70,871,937	16.53%
LSP Cal Holdings II, LLC	0	70,871,937	70,871,937	16.53%
Luminus Management, LLC	0	70,871,937	70,871,937	16.53%
Luminus Asset Partners, L.P.	0	70,871,937	70,871,937	16.53%
Luminus Energy Partners Master Fund, Ltd.	0	70,871,937	70,871,937	16.53%
LS Power Partners, L.P.	0	70,871,937	70,871,937	16.53%
LS Power Partners II, L.P.	0	70,871,937	70,871,937	16.53%
Farrington Management, LLC	0	70,871,937	70,871,937	16.53%

*	Based on 428,668,995 shares of common stock outstanding as reported in the Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on March 20, 2009.

CUSIP No. 131347304	13D/A	Page 12 of 14 Pages

(c)

PARTY EFFECTING TRANSACTION	DATE	BUY / SELL	QUANTITY	AVERAGE PRICE ($)[1]	CURRENCY
LSP Cal II	1/29/2009	BUY	24,840	6.95	USD
LSP Cal II	2/12/2009	BUY	700	7.00	USD
LSP Cal II	2/13/2009	BUY	49,770	7.28	USD
LSP Cal II	2/17/2009	BUY	219,600	6.70	USD
LSP Cal II	2/25/2009	BUY	83,340	5.25	USD
LSP Cal II	2/26/2009	BUY	96,400	5.40	USD
LSP Cal II	2/26/2009	BUY	194,200	5.34	USD
LSP Cal II	2/26/2009	BUY	37,500	5.41	USD
LSP Cal II	2/26/2009	BUY	171,900	5.47	USD
LSP Cal II	2/27/2009	BUY	50,000	5.46	USD
LSP Cal II	2/27/2009	BUY	69,665	5.71	USD
LSP Cal II	3/2/2009	BUY	46,980	5.15	USD
LSP Cal II	3/3/2009	BUY	45,000	4.94	USD
LSP Cal II	3/6/2009	BUY	62,627	4.93	USD
LSP Cal II	3/17/2009	BUY	45,000	5.89	USD
LSP Cal II	3/18/2009	BUY	22,500	5.80	USD
LSP Cal II	3/18/2009	BUY	22,500	6.10	USD
LSP Cal II	3/19/2009	BUY	22,500	6.22	USD
LSP Cal II	3/19/2009	BUY	22,500	6.23	USD
LSP Cal II	3/20/2009	BUY	45,000	6.02	USD
LSP Cal II	3/23/2009	BUY	45,000	6.42	USD
LSP Cal II	3/24/2009	BUY	50,000	6.53	USD
LSP Cal II	3/25/2009	BUY	11,100	6.50	USD
Luminus Energy Fund	1/29/2009	BUY	2,760	6.95	USD
Luminus Energy Fund	2/13/2009	BUY	5,530	7.28	USD
Luminus Energy Fund	2/17/2009	BUY	24,400	6.70	USD
Luminus Energy Fund	2/18/2009	BUY	150,000	6.26	USD
Luminus Energy Fund	2/19/2009	BUY	8,900	6.51	USD
Luminus Energy Fund	2/20/2009	BUY	90,000	5.72	USD
Luminus Energy Fund	2/23/2009	BUY	500,000	5.00	USD
Luminus Energy Fund	2/23/2009	BUY	70,000	5.45	USD
Luminus Energy Fund	2/25/2009	BUY	9,260	5.25	USD
Luminus Energy Fund	3/2/2009	BUY	5,220	5.15	USD
Luminus Energy Fund	3/3/2009	BUY	5,000	4.94	USD
Luminus Energy Fund	3/6/2009	BUY	6,959	4.93	USD
Luminus Energy Fund	3/17/2009	BUY	5,000	5.89	USD
Luminus Energy Fund	3/18/2009	BUY	2,500	5.80	USD
Luminus Energy Fund	3/18/2009	BUY	2,500	6.10	USD
Luminus Energy Fund	3/19/2009	BUY	2,500	6.22	USD
Luminus Energy Fund	3/19/2009	BUY	2,500	6.23	USD
Luminus Energy Fund	3/20/2009	BUY	5,000	6.02	USD
Luminus Energy Fund	3/23/2009	BUY	5,000	6.42	USD

[1]	Exclusive of brokerage fees and commissions.

CUSIP No. 131347304	13D/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2009

Farrington Capital, LP

By: Farrington Management, LLC Its: General Partner

By:	/s/ Mikhail Segal
Name: Mikhail Segal Title: Vice President

LSP Cal Holdings I, LLC

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia Title: Managing Director

LSP Cal Holdings II, LLC

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia Title: Executive Vice President

Farrington Management, LLC

By:	/s/ Mikhail Segal
Name: Mikhail Segal Title: Vice President

CUSIP No. 131347304	13D/A	Page 14 of 14 Pages

LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia Title: Managing Director

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia Title: Managing Director

Luminus Management, LLC

By:	/s/ Paul Segal
Name: Paul Segal Title: President

Luminus Asset Partners, L.P.

By: Luminus Management, LLC Its: Investment Manager

By:	/s/ Paul Segal
Name: Paul Segal Title: President

Luminus Energy Partners Master Fund, Ltd.

By: Luminus Management, LLC Its: Investment Manager

By:	/s/ Paul Segal
Name: Paul Segal Title: President